UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
654889104

(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071
(213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

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     This Amendment No. 18 to the Schedule 13D (“Amendment No. 18”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended (as amended, the “Schedule 13D”).
     Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported on the Schedule 13D.
Item 4. Purpose of the Transaction.
     The information in Item 4 is hereby amended and supplemented in relevant part by adding the following thereto:
     On March 10, 2009, KLC communicated a proposal to acquire all of the outstanding shares of Common Stock of the Company for $13.50 per share in a letter from Felicia Thornton, Chair and Chief Executive Officer of KLC, to the Board of Directors of the Company. The full text of the proposal letter is attached to this Amendment No. 18 as Exhibit 2, and is incorporated herein by reference. The proposal contained in this letter supersedes the earlier proposal made by KLC on September 22, 2008.
     The Reporting Persons may submit other proposals, and enter into negotiations, regarding a potential transaction that would result in a merger, reorganization, liquidation or change in control of the Company or a sale or transfer of assets of the Company. Any such proposal may be at a price and on terms that are the same as or different from the price and terms set forth in KLC’s March 10, 2009 proposal. There can be no assurance that the Reporting Persons will submit other proposals, or enter into negotiations, regarding any such transaction, that any transaction will occur on the terms set forth in the proposal letter or that a transaction will occur at all.
     The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein or such other factors as they deem appropriate in their sole discretion, take such actions with respect to the Company and its Common Stock as they deem appropriate, including, without limitation, subject to applicable legal and other restrictions, (i) acquiring additional Common Stock or other securities of the Company in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise, (ii) subject to the outcome of the foregoing proposal and negotiation, retaining or selling all or a portion of the Common Stock or other securities of the Company held by the Reporting Persons in the open market or in privately negotiated transactions; (iii) proposing a transaction that would result in a merger, reorganization, liquidation or change in control of the Company or a sale or transfer of assets of the Company, which could result in the Reporting Persons controlling a significantly larger portion, a majority of or all of the equity of the Company and which could cause the Common Stock of the Company to be delisted or ceased to be authorized to be quoted on applicable securities exchanges or inter-dealer quotation systems and/or become eligible for termination of registration, or (iv) seeking representation on the Board of Directors of the Company (including majority representation) or proposing other changes to the present Board of Directors or management of the Company. The Reporting Persons may engage in conversations with other stockholders and/or the Company concerning such opportunities. The foregoing

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actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the availability of Common Stock of the Company for purchase and the price levels of such shares, general market and economic conditions, on-going evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investments opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.
     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement, dated as of September 22, 2008 (incorporated by reference to Exhibit 1 to Amendment No. 17 to Schedule 13D filed by the Reporting Persons on September 22, 2008)

Exhibit 2:	Letter from Knowledge Learning Corporation to the Board of Directors of Nobel Learning Communities, Inc. dated March 10, 2009
[Signature Page Follows]

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SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

KNOWLEDGE LEARNING CORPORATION, a Delaware corporation

/s/ John R. Sims

By: John R. Sims
Its: Executive Vice President and General Counsel

ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

/s/ Michael R. Milken

Michael R. Milken,
an individual

/s/ Lowell J. Milken

Lowell J. Milken,
an individual

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Exhibit Index

Exhibit 1:	Joint Filing Agreement, dated as of September 22, 2008 (incorporated by reference to Exhibit 1 to Amendment No. 17 to Schedule 13D filed by the Reporting Persons on September 22, 2008)

Exhibit 2:	Letter from Knowledge Learning Corporation to the Board of Directors of Nobel Learning Communities, Inc. dated March 10, 2009

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Exhibit 2
March 10, 2009
Board of Directors
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382

ATTN:	Therese Kreig Crane, Ed.D.
George H. Bernstein, Chief Executive Officer
Dear Members of the Board:
As you know, in a letter dated September 22, 2008 Knowledge Learning Corporation (KLC) expressed an interest in pursuing a strategic business combination with Nobel Learning Communities, Inc. (Nobel). Subsequently, Nobel announced a process to explore the potential sale of the company and thus invited bids for Nobel. This letter supersedes our September 22, 2008 letter.
KLC is prepared to pursue a transaction to acquire all of the outstanding shares of Nobel’s common stock for $13.50 per share in cash. Our proposed transaction is subject to a) the parties negotiating and entering into a mutually acceptable merger agreement with customary representations, warranties, covenants and conditions; b) execution of mutually agreeable employment agreements with certain members of Nobel’s senior management team and acknowledgement of continued employment by a substantial number of other key employees; c) receipt of all applicable governmental and third party approvals; d) approval by our Board of Directors of the agreements referred to above; e) termination of Nobel’s rights plan; and f) approval of the shareholders and Board of Nobel. Our proposed transaction is not subject to a financing condition. Our proposal assumes that other than as described in Nobel’s most recent Form 10-K, there are no shares or options outstanding or other outstanding securities or interests convertible into Nobel shares.
In formulating this proposal, we have taken into account the following factors since our original offer:
1) We have analyzed publicly available information, including the last two Nobel earnings reports and investor calls, and noted the continued enrollment declines;

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2) We have visited a number of Nobel’s schools and have had the opportunity to see and better understand the implementation of Links to Learn and Learning without Walls, as well as Nobel’s “cluster” strategy of its preschool and K+ footprint; and
3) We have considered the dramatically worsening economy and an assessment of its impact and potential future impact on Nobel’s business. In the last six months, the Dow and the NASDAQ have each dropped approximately 40% and 3.2 million additional jobs have been lost, with unemployment now at 8.1%. This has had an unprecedented impact on valuations of companies.
We continue to be prepared to quickly move forward to effect a definitive merger agreement.
We remain confident that a combination of our businesses would benefit the shareholders and employees of both of our companies. Please understand that this offer will be null and void in the event it is not accepted by March 19, 2009. We look forward to your definitive response by that date.
Sincerely,
/s/ Felicia Thornton
Felicia Thornton
Chair and CEO, Knowledge Learning Corporation

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